UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lixiang Education Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

53934A115**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 53934A115 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “LXEH”. Each ADS represents 5 ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 53934A115	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Fen Ye
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 45,000,000 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 45,000,000 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 67.5% (See Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 53934A115	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mengxiang Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 45,000,000 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 45,000,000 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 67.5% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 53934A115	SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Lixiang Education Holding Co., Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

(1)	Fen Ye (“Ms. Ye”)

(2)	Mengxiang Holdings Limited (“Mengxiang Holdings”)

This Amendment No.1 to Schedule 13G is being jointly filed by Ms. Ye and Mengxiang Holdings (collectively, the “Filing Persons”).

The Filing Persons have entered into a Joint Filing Agreement, dated February 5, 2021, pursuant to which the Filing Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office, or if none, Residence:

(1)	Ms. Ye: c/o No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China.

(2)	Mengxiang Holdings: Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship:

(1)	Ms. Ye: People’s Republic of China

(2)	Mengxiang Holdings: British Virgin Islands

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share, of the Issuer

(e)	CUSIP Number:

53934A115

CUSIP number 53934A115 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents five ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to Sections §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 53934A115	SCHEDULE 13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ms. Ye	45,000,000	67.5%	45,000,000	0	45,000,000	0
Mengixang Holdings	45,000,000	67.5%	45,000,000	0	45,000,000	0

Notes:

(1)	Represents 45,000,000 ordinary shares held by Mengxiang Holdings. Mengxiang Holdings is a company wholly-owned and controlled by Ms. Ye.
(2)	This percentage is based on 66,667,000 ordinary shares outstanding as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

EXHIBITS INDEX

EXHIBIT NO.	EXHIBITS

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 5, 2021 by the Filing Persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

/s/ Fen Ye
Fen Ye

Mengxiang Holdings Limited

By:	/s/ Fen Ye
Name: Fen Ye
Title: Director

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